

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2012

<u>Via E-mail</u>
Jeff Mitchell
Chief Financial Officer
AWG International Water Corporation
7721 E. Trent Avenue
Spokane Valley, WA 99212

> **Re: AWG International Water Corporation**
> **Current Report on Form 8-K**
> **Filed July 16, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed May 10, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 18, 2012**
> **File No. 333-141927**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Current Report on Form 8-K</u>

<u>General</u>

1.   Please amend your Form 8-K to address the comments below.

2.   It appears that you have provided disclosure in response to Items 3.02, 5.01 5.02 and 5.06 of Form 8-K, but you have labeled the disclosure as Items 16-19. In your amended Form 8-K, please label these sections with the corresponding Item number of the Form 8-K.

Item 1.01 Entry into a Material Definitive Agreement, page 2

Item 2.01 Completion of Acquisition, page 2

3.   We note your statement that the "common stock, when issued, will represent 67.38% of the Company's issued and outstanding capital stock." Given your disclosure that the share exchange transaction closed on July 10, 2012, the common stock issued in the exchange should be currently outstanding. Please revise your disclosure accordingly or otherwise explain to us this seeming ambiguity.

4.   Since the term "JHU/APL License Agreement" is not defined anywhere in the filing, please provide brief background of the molecular imprinting technology the company licensed from Johns Hopkins Applied Physics Laboratory on January 23, 2006, which license was later terminated through a Mutual Termination Agreement in August of 2010. In this regard, we note your Business disclosure on page three of your most recent annual report.

Business, page 3

5.   We note your statement on page four that you currently sell one product designated as Model 2500. However, your disclosure elsewhere in Form 8-K suggests that you have not yet started selling the Model 2500. For example, we note your disclosure on page seven stating that your first product will be the Model 2500. Please revise your disclosure to clarify the status of the Model 2500 and whether you have made any sales to date.

6.   Please supplementally provide us with support for statements such as:

   •   "[t]he air-to-water technology has received broad acceptance around the world as a new and sustainable source of potable water" [page 4];

   •   "the atmospheric water generator and filtration system industry is relatively new and rapidly evolving" [page 7];

   •   the use of biostatic water filter cartridge technology is an effective method of eliminating all bacteria [page 8], and that it "is much more user friendly over standard UV and Ozone bacteria control systems used by others" [page 9].

   In addition, please revise your disclosure where needed to provide an objective measure for statements such as that you have "realized significant breakthroughs" with the development of new component technology.

Manufacturing, page 7

7.   We note that the Model 2500 is manufactured by your sole manufacturer in South Korea and it incorporates in addition to your patented technology, technology owned by the manufacturer. Please tell us what consideration you have given to naming the manufacturer and to filing the related agreement as an Exhibit to the Form 8-K. Refer to Item 1 of Form 10 and Items 101(b)(4)(v) and 601(b)(10) of Regulation S-K. In addition, please discuss how material the licensed technology is in developing Model 2500 and the rights granted to the manufacturer in connection with the licensing of the technology. To the extent required, please expand your Patents and Licenses disclosure on page nine accordingly.

Research and Development, page 7

8.   We note your "Cost and Expenses" disclosure on page 21 of the filing. To the extent that spending related to research and development activities represents a material portion of your general and administrative expenses, please disclose here an estimate of the amount spent during each of the last two fiscal years on research and development activities. See Item 101(h)(4)(x) of Regulation S-K.

Competitive Advantage, page 7

9.   Please reconcile your disclosure here related to the use of biostatic water filter cartridge technology in your models, with your "G2 Product" disclosure on page 10 which states that the G2 water producing invention uses ozone and UV light technology.

Competition, page 8

10.   Please consider removing references to the websites of your competitors as it is unclear what information from these websites you are incorporating by reference. Refer to Exchange Act Rule 12b-23(b).

11.   Please remove or define the industry jargon that appears in your disclosure. For example, your use of the terms such as "DX coils," "DTC control system," and "EPA and NSF bacteria control system" is unclear.

12.   You identify the product currently being produced by Hendrx Water as "AWG HR." Since "AWG" is an acronym used to identify the company in the filing, please revise your disclosures to accurately describe Hendrx Water's products. We note that this competitor's website identifies its air machines as HR-88 series. Please address this comment also with respect to "AWG's" produced by Drinkable Air.

Patents and Licenses, page 9

13.   We note that U.S. Patent No.7,272,947 licensed by Everest Water, Ltd to CanAmera
        Management, Inc. in April 13, 2010, which is also the subject of the February 17, 2012
        license agreement, was not covered by the March 12, 2007 license pursuant to which
        Keith White and Rae Anderson assigned to Everest International, Inc. rights, title and
        interest in U.S Serial No.60/607,369; U.S. Serial No.11/221,075; and PCT Serial No.
        PCT /S/2005/031948. Please revise your disclosure to identify the party with first rights
        to this patent. In addition, to help investors understand the historical background of your
        technology disclosure, please provide brief disclosure as to whether Everest International,
        Everest Water, CanAmera Management and AWG International were, or currently are,
        affiliated entities and why AWG was considered a "successor to CanAmerica
        Management." To the extent that the two patents covered by the March 12, 2007 license
        agreement are no longer relevant to your product development, please consider revising
        your disclosure accordingly. Otherwise, please revise this section to clearly state the
        significance and status of each of your material patents and licenses. Please also disclose
        the duration of the patents and licenses. See Item 101(h)(4)(vii) of Regulation S-K.

14.   It appears from your disclosure on page nine that following the assignments of the
        relevant patents by AWG International to Rae Anderson and Keith White on February 17,
        2012, Keith White assigned his interest back to AWG International. Please clarify
        whether any interest in the patents is still held by Rae Anderson. Please disclose the
        material terms of, and file the relevant License Agreement and the agreement relating to
        the assignment of Mr. White's interest in the patents as exhibits to the Form 8-K. Please
        file similar agreements relating to the patents for the G3 products and the G4 and G5
        proposed products or otherwise tell us why you would not be required to do so. Please
        also disclose whether any other person or entity, including Rae Anderson, retains an
        interest in the patents for the G3, G4 and G5 products.

Certification and Testing, page 11

15.   Please revise your disclosure to explain the significance of the CE certification and ETL
        certification. Please advise as to the status of the ETL certification. To the extent that
        government approval of your products is necessary, please provide Item 101(h)(4)(viii) of
        Regulation S-K disclosure, indicating also the status of obtaining such approval.

Risk Factors, page 11

General

16.   We note that you often include identical or substantially similar risk factors multiple
        times in this section. For example, on pages 11 and 12 you have five separate risk factors
        that talk about your limited operating history and history of losses. Similarly, you have
        four separate risk factors relating to potential infringement of intellectual property that

appear on pages 14, 15 and 16. These are just examples. Please substantially revise this section to remove the duplicate risks and present only those risks that are relevant to your company. Your risk factors should be specifically linked to your company and industry, and provide specific examples of the material risk to your business. See Staff Legal Bulletin No. 7 (June 7, 1999).

17.   Risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. It appears that nearly all of your risk factors contain generic disclosures. Please either eliminate these generic risks, or revise them to state the specific material risks to your company. Further, we note that it appears that some of these risks are not relevant to your company. For example, we note the following:

- The risk factor on page 12 states that you "have not yet successfully developed any of [y]our products and services to the final completion stage," however your disclosure elsewhere suggests that you have already completed the Model 2500, and it is unclear what "services" this risk factor is referring to;

- You have multiple risk factors regarding your suppliers, but some say you have no suppliers, while others suggest that you are dependent on your suppliers;

- Your intellectual property risk factor on page 15 talks about claims relating to your "software," when it does not appear that you produce or use specific software;

- Your international business risk factors suggest that your business is far more advanced that it actually is, when your disclosure elsewhere suggests that you manufacture your product only in South Korea and you have not yet sold this product; and

- The risk factor related to offshore manufacturing suggests that you import products from foreign countries for resale which appears inconsistent with your product development disclosures.

Please note that the above list is not meant to be exclusive. In addition, many of your risk factor subheadings merely state facts about your business rather than describing the particular risk that is being discussed. Please substantially revise this section.

We are a company with a limited operating history, page 11

18.   Please disclose the accumulated deficit as of the end of the most recently completed quarterly period, and the amount of your losses for each of the prior two fiscal years and the most recently completed quarter. Please also disclose up front the going concern opinion issued by your auditors.

Management's discussion and analysis of financial condition and results of operations, page 20

Company's Plans, page 20

19. To the extent that you have entered into written agreements with your distributors, please tell us what consideration you have given to filing them as exhibits to the Form 8-K.

Revenues, page 20

20. We note your statement that the increase in revenue year-over-year was attributable to "product availability." Since elsewhere in the filing you disclose that none of your products have reached the market, please explain the intended meaning of the "product availability" disclosure and how it impacted revenue. Further, we note that your revenue was generated by sales of the predecessor to the Model 2500. Please disclose whether you are continuing to sell this predecessor model following introduction of the Model 2500 and revise relevant sections of the filing to provide adequate disclosure regarding the predecessor model. Please also clarify (i) how "focusing on the Model 2500 residential unit development" caused the period-to-period increase in revenue for the quarter ended March 31, 2012, and (ii) whether you have made any sales of the Model 2500.

Costs and Expenses, page 21

21. Please quantify the increases in research and development, intellectual property, and professional fees that led to the increase in general and administrative expenses for the year ended December 31, 2012. Please also address the business reasons for the changes in expenses.

22. We note from the AWG International financial statements for the quarter ended March 31, 2012 that it reported negative gross profits since inception on March 18, 2010 to March 31, 2012. Please amend your filing to discuss the underlying reasons for the negative margins and your expectations for future periods. Refer to Item 303 of Regulation S-K for guidance.

Liquidity and Capital Resources, page 21

23. Since AWG International Water Corporation is the registrant, please explain your disclosure that you borrowed $273,853 from AWG International Water Corporation.

24. We note that the balance on your loan from the Coghlan Family Corporation was due August 1, 2012. Please disclose whether you have repaid the balance, and if you have not repaid the balance, please disclose the amount of any penalties that you may have to pay in connection with such default.

25.   We note your statement that you have $200,000 of cash and no external debt except for the Coghlan Family Corporation debt. Please disclose the date of this cash balance, as it is not reflected in your financial statements.

26.   We note your statement that you could raise up to $438,000 from the exercise of 7.3 million outstanding warrants. However, we note your disclosure on page 37 that your ability to call such warrants is subject to the stock trading above $0.08 per share for five consecutive days and that you have an effective registration statement in place for the underlying common stock. Please clearly disclose the limitations on your ability to generate capital from the exercise of such warrants.

27.   In the last paragraph under Liquidity and Capital Resources, you state you "anticipate adequate capital resources to support capital operations over the next twelve months through the combination of forecasted sales, existing cash reserves and additionally infused capital through exercised warrants." In the three months ended March 31, 2012, you reported a net loss of $115,290, with an ending cash balance of $11,396 and negative working capital. Please expand this disclosure to clearly state that existing capital resources are not sufficient and that you will need to obtain additional financing to support existing operations, as well as to continue your plan of operations. Expand the disclosure to clearly quantify the expected cash required over the next twelve months to execute your plan of operations, including the purchase of inventory, general and administrative expenses, and expenditures required for the delivery of the Model 2500 and the introduction of two commercial products in the fourth quarter. Discuss and quantify the specific sources of funds that will be used to meet those requirements. Refer to Item 303 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 24

28.   We note your statement that "it is anticipated that there will be one or more changes of control…" Please disclose any contemplated change in control transactions, including the specific terms of any change in control and the form of such change in control, whether through a business combination, sale of substantially all assets, or otherwise. Please also reconcile your disclosure with your statement on page 25 that there are no known arrangements which may at a subsequent date result in a change in control of the company.

Management, page 26

29.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. Please provide the disclosure on a director-by-director basis. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 30

30.   On page 27 you disclose that you have elected to identify Mr. Sodorff to the same extent you identify and disclose backgrounds of your named executive officers. As such, please revise the summary compensation table to include compensation disclosure for Mr. Sodorff. Please refer to Item 402(m)(2)(iii) of Regulation S-K.

Outstanding Equity Awards at July 10, 2012, page 31

31.   Please delete the disclosure in the column entitled "Number of Securities Underlying Unexercised Options Exercisable" as it appears that no options will vest until July 10, 2013 at the earliest, and therefore no options were exercisable on July 10, 2012. Please disclose, if true, that there were no outstanding equity awards as of the end of your most recently completed fiscal year. See Item 402(p) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 32

32.   Please include relevant disclosure regarding Messrs. White's and Perkinson's affiliation with CanAmera Management.

33.   With respect to the various consulting agreements disclosed on page 32, please expand your disclosure to elaborate on the type of consulting services provided. In addition, please explain to us why the consulting fees paid to Mr. Perkinson in 2011 as a director of the company are not disclosed in the Director Compensation section. In this regard we note your page 32 disclosure where you state that the company did not pay any director compensation in fiscal years 2010 and 2011. Refer to Item 402(r)(2)(vii)(F) of Regulation S-K.

34.   It appears that the exhibit references contained in this section refer to the exhibit numbers in your Form 10-K. Please revise to either delete the references or include the appropriate references to the Form 8-K exhibits.

Director Independence, page 34

35.   We note your disclosure stating that "upon closing" you will have three directors serving on the board. It appears that the transaction has already closed and the directors currently serve on the board. Please revise your disclosure accordingly.

Market Price of Dividends on the Registrant's Common Equity and Related Stockholder
Matters, page 34

36.   Please update your disclosure to show the high and low bid information for the quarterly
        periods ended March 31, 2012 and, to the extent applicable, June 30, 2012. See Item
        201(a)(1)(iii) of Regulation S-K.

37.   Please remove your disclosure that "[t]he Company does not maintain any equity
        compensation plans" as it appears to conflict with your subsequent disclosure describing
        your equity compensation plans.

Recent Sales of Unregistered Securities, page 35

38.   Please ensure that your disclosure includes all sales of unregistered securities required to
        be disclosed by Item 701 of Regulation S-K. For example, we note that the issuance of
        the 150,000 warrants to the Coghlan Family has not been disclosed. Please revise
        accordingly.

Change in Control of Registrant, page 39

39.   Please file the Termination of Security Agreement as an exhibit to the Form 8-K. We
        note that a "Termination Agreement" is listed as Exhibit 10.22 to the Form 8-K but it has
        not been filed.

Pro forma financial information, page 41

40.   Please provide a pro forma balance sheet as required by Items 9.01(b) and (c) of Form 8-
        K, giving effect to the acquisition of the shell company's assets and liabilities, the
        recapitalization, and any related effects of the merger transactions. In the footnotes to the
        pro forma balance sheet, please provide a clear summary of the equity structure after the
        merger, including outstanding warrants and any other equity instruments of the combined
        company.

Exhibits

41.   We note that according to the Share Exchange Agreement, you amended your articles of
        incorporation on June 12, 2012 to change your name and increase the authorized capital
        stock of the company. However, we note that the Articles of Incorporation filed as
        Exhibit 3.2 is dated February 18, 2010. Please file the amendment to your articles of
        incorporation as an exhibit to the Form 8-K.

Form 10-K for the Year Ended December 31, 2011

Form 10-Q for the Quarter Ended March 31, 2012

42.   Please comply with the above comments on the Form 8-K in your future Exchange Act reports, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Greg Wilson, Esq. (*via E-mail*)